QSOUND LABS, INC.

MANAGEMENT PROXY CIRCULAR

FOR THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 29, 2005.

This Information Circular is furnished in connection with the solicitation of proxies by the management of QSound Labs, Inc. (the “Company”) for use at the Annual Meeting of Shareholders of the Company (“Meeting”).  The Meeting will be held on Friday, April 29, 2005 at the corporate head office of the Company at Suite 400 – 3115 12th Street N.E., Calgary, Alberta T2E 7J2 at 10:00 o’clock in the morning for the purposes set forth in the Notice of Annual Meeting accompanying this Information Circular (“Notice”) and at any adjournment thereof. The cost of solicitation of proxies will be borne by the Company.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Company.  A shareholder has the right to appoint a person, who need not be a shareholder, as their nominee to attend and act and on their behalf at the Meeting, or any adjournment thereof, other than the persons designated in the enclosed form of proxy.  A shareholder desiring to appoint some other person as a representative at the Meeting, or any adjournment thereof, may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Company’s transfer agent, Computershare Trust Company of Canada, 600 – 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 in the enclosed self-addressed envelope not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the Meeting or any adjournment thereof.

REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it.  In addition to revocation in any other manner permitted by law, a proxy may be revoked in writing signed by the shareholder or their attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, delivered either to Computershare Trust Company of Canada, 600 – 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of Common Shares (“Common Shares”), an unlimited number of first preferred shares and an unlimited number of second preferred shares.  As of the date of this Information Circular 8,437,535 Common Shares are issued as fully paid and non-assessable. Each Common Share is entitled to one vote.  Shareholders of record at the close of business on the record date of March 10, 2005 will be entitled to attend and vote at the Meeting.  As of the date of this Information Circular, to the knowledge of the directors and senior officers of the Company, there is no person or entity who beneficially owns, directly or indirectly, or exercises control or direction over more than 10 percent of the issued Common Shares of the Company.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The shares represented by the enclosed proxy will be voted for or against or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions.  In the absence of such direction, such shares will be voted FOR the matters referred to in the form of proxy.

If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the appointed proxyholder.  At the time of printing this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to a substantial number of shareholders who hold Common Shares through intermediaries (such as brokers, banks, trust companies and securities dealers), or through clearing agencies of which the intermediaries are participants, and not in their own name (“Non-registered Shareholders”).  Only registered shareholders, who hold shares of the Company in their own names, or their duly appointed proxyholders can vote at the Meeting. Intermediaries or their third party mailing services, such as ADP Investor Communications Services, mail proxy materials and seek voting instructions from Non-registered Shareholders. A Non-registered Shareholder receiving a form of proxy from an intermediary or a mailing service must vote and return the proxy well in advance of the Meeting in order to have the shares voted.  Intermediaries and mailing services may also permit Non-registered Shareholders to vote via telephone or the Internet.

PARTICULARS OF MATTERS TO BE ACTED UPON

APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy intend to vote for the appointment of KPMG, Chartered Accountants, Suite 1200, Bow Valley Square II, #205 - 5th Avenue SW., Calgary, Alberta, T2P 4B9, as auditors of the Company to hold office until the next annual meeting of shareholders.  KPMG were first appointed as the Company's auditors on June 25, 1987.

ELECTION OF DIRECTORS

Management intends to nominate, and the individuals named in the accompanying form of proxy intend to vote for, the persons listed below for election as directors of the Company. Each director who is elected will hold office until the close of the next annual meeting of shareholders, or until his successor is elected or appointed, unless his office is vacated earlier in accordance with the by-laws of the Company or with the provisions of the Business Corporations Act of Alberta. The following information concerning the respective nominees has been furnished by them:

Name, Address & Office Held	Principal Occupation or Employment	Date of Election or Appointment as Director	Common Shares of the Company Beneficially owned, Directly or Indirectly or Controlled or Directed
David J. Gallagher Calgary, AB Canada	President and CEO of the Company	February 2, 1991	12,000
Stanley E. McDougall* Calgary, AB Canada	Chairman Western Crating International Ltd., an export packaging company	March 1, 2004	0
M. Patty Chakour* Phoenix, AZ USA	Controller TP Racing, L.L.L.P, a horse racing track and off-track betting network	March 10, 2004	0
D. Tony Stelliga Santa Clara, CA USA	Chairman and CEO of Quellan, Inc., a designer and developer of integrated circuits for high speed communications equipment	_	0

*Members of the Audit Committee and the Compensation Committee

There are no arrangements or understandings between any of the proposed nominees and any other person pursuant to which the nominee is to be elected.

APPROVAL OF OPTIONS

Shareholders will be asked at the Meeting to consider and, if thought fit, pass, with or without amendment, a resolution approving the grant of options outside of the Company’s 1998 Stock Option Plan (“Plan”) to officers.  Pursuant to the Nasdaq Stock Market, all grants of options outside of the Plan made by the Company to officers, directors, employees and consultants require the approval of shareholders of the Company. The stock options were granted in accordance with the Company’s option granting policies as disclosed under “Options” in “Report of the Compensation Committee” below. The stock options must be approved by a majority of the votes cast by shareholders voting in respect of the resolution.  Particulars of the option grants are as follows:

Name	Date of Grant	No. of Options Granted	Exercise Price	Market Price on date of Grant	Expiry Date
Joanna Varvos[1]	April 1, 2004	50,000	$2.05 U.S.	$2.05 U.S.	April 1, 2009
Doug Drury[2]	April 1, 2004	12,500	$2.05 U.S.	$2.05 U.S.	April 1, 2009

1  25,000 of these options vest upon shareholder approval and 25,000 options vest on July 1, 2005.

2  These options vest on July 1, 2005.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation

The following table sets forth, for the periods indicated, information concerning the compensation earned by the Chief Executive Officer in 2002, 2003 and 2004:

Summary Compensation Table

	Annual Compensation			Long Term Compensation
Name & Principal Position	Year	Salary	Other Annual Compensation	Common Shares Under Options Granted	All Other Compensation
David J. Gallagher President & CEO	2004 2003 2002	$184,432 U.S. $172,267 U.S.[1] $159,192 U.S.[1]	nil nil nil	nil nil 100,000	nil nil nil

1  Mr. Gallagher’s salary payable pursuant to his employment agreement is $200,000 U.S. In 2002 and 2003 Mr. Gallagher waived the unpaid portion of his salary.

Options

The following table sets forth information on the exercise of options during 2004, and on the year-end value of outstanding options, for executive officers.

Options Exercised During the Most Recently Completed Financial Year and Year-End Value of  Oustanding Options

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)	Value of Unexercised In-The-Money Options at Fiscal Year-End ($)
			Exercisable/Unexercisable	Exercisable/Unexercisable
David J. Gallagher President & CEO	7,000	157,270 U.S.	529,000 / 0	3,927,361 U.S. / 0 U.S.

Pension Plan

Mr. Gallagher participates in a registered individual pension plan (“Pension Plan”). The following table sets forth the annual pension payable to Mr. Gallagher under the terms of the Pension Plan.

Remuneration $	Years of Service
	15	20	25
172,267 U.S.	36,000 Cdn.	49,000 Cdn.	61,000 Cdn.

As at December 31, 2004, 16 years of service have been credited under the Pension Plan for Mr. Gallagher. Benefits under the Pension Plan, which are based on 2% of salary to the yearly maximum of allowable under the Income Tax Act and indexed after 2004, are computed on a straight life annuity basis and are not subject to any deductions for social security or other offset amounts.

Employment Contracts

The Company has entered into an employment contract dated October 1, 2002 with Mr. David J. Gallagher.  Mr. Gallagher’s contract provides for salary, discretionary bonuses if approved by the Compensation Committee, and participation in any pension and profit sharing plan established from time to time by the Board.  If terminated without cause, if Mr. Gallagher’s employment contract is not renewed for at least one year following expiration, if there is a change in control of the Company and Mr. Gallagher elects not to continue his employment, and in the event of death or disability Mr. Gallagher is entitled to a lump sum payment equal to the greater of salary for the unexpired term of the employment agreement or one year.  A lump sum contribution to fund the Pension Plan is also payable in the foregoing circumstances and in the event of retirement between the ages of 60 and 65.  Mr. Gallagher’s employment contract is subject to renewal on September 30, 2005. If there is a change in control of the Company Mr. Gallagher is entitled to vesting of any unvested options.

Report of the Compensation Committee

Objectives  The objectives of the compensation program for executive officers are to attract, motivate and retain highly qualified individuals capable of carrying out the Company's goals of improving corporate performance and increasing shareholder value. A combination of salary, long term incentive stock options and bonus plans is used to provide both a competitive rate of base remuneration and an incentive to achieve corporate goals.  Generally, the Compensation Committee places more emphasis on incentive stock options than on salary or bonus plans.  This reflects the Committee’s belief that compensation should ultimately reflect the efforts and contributions of executive officers in the achievement of corporate goals.  Since compensation derived from stock options is potentially greater than compensation derived from either salary or bonuses, executive officers are more highly motivated and will be rewarded for their contributions to corporate achievements.

Salary  The Compensation Committee determines the salary component of the compensation package for executive officers on the basis of a number of factors including the level of responsibility, experience, salary ranges for similar positions in comparable companies, previous compensation, individual performance and overall corporate performance. The Compensation Committee considers compensation information from other North American companies of similar size and scope of business and establishes base salaries at similar or lower levels.

Options  The Board of Directors or the Compensation Committee may in its discretion from time to time grant options under the Plan to officers, directors, key employees and persons or companies providing services for the Company. Under the Plan the Board or the Committee may delegate to an executive officer of the Company the authority to grant options to employees who are not insiders, and the purchase price of Common Shares for such options may be not less than their market value on the date of grant.  Under the Plan the Board or the Committee may determine the exercise price of stock options.  The term of each stock option is determined by the Board or Committee when the option is granted, but may not exceed ten years from the date of grant.  Options may be exercised for a period of 30 days after termination of the optionee’s employment or term as a director, or the expiration of the option term, whichever period is shorter.  If an optionee should die while in the employment of the Company, his options may be exercised by the optionee’s legal representative until the earlier of one year after the date of death or the expiration of the term. The foregoing 30 day and one year time periods may be increased by the Board of Directors. The Plan may be amended by the Board provided any such amendment may not adversely affect any outstanding option without the consent of the optionee and options granted under the Plan may be amended upon agreement with the optionee.

Options may also be granted by the Board outside of the Plan.  Pursuant to the Nasdaq Stock Market, all grants of options made by the Company outside of the Plan to officers, directors, employees and consultants require the approval of shareholders of the Company.

In determining the size and vesting provisions of option grants, the Compensation Committee considers the individual's performance, achievement of objectives, responsibilities, base salary level, previous option grants and the overall corporate performance of the Company.

Bonus Plans  Bonus plans are established from time to time and payment of bonuses is dependent upon achievement of performance objectives related to revenue or increased shareholder value.  No bonuses were paid to executive officers in 2004.

Compensation of CEO  The base salary payable to Mr. David Gallagher, President and Chief Executive Officer of the Company since June, 1992, is determined using the same methods used to determine compensation arrangements for other executive officers.  The current base salary was established in 2002 and is reviewed annually. The Company considered the compensation paid to the CEO’s of two competitors, namely SRS Labs, Inc. and Spatializer Audio Laboratories, Inc.  In 2003 SRS Labs’ CEO earned $300,000 U.S., was not granted any options, and at year end held 465,973 exercisable options having a value of $2,319,193 U.S. and 84,375 unexercisable options having a value of $556,875 U.S. Spatializer’s CEO earned $214,200, received 400,000 options in 2003 and at year end held 1,500,000 options having a value of $23,000 U.S.  Mr. Gallagher’s salary for 2004 was lower than the range of the peer group’s base salaries paid to CEO’s.  In determining the grant of options, the Compensation Committee considers the methods used to determine grants of options to other executive officers, and in addition considers Mr. Gallagher’s unique skills and experience, his achievement of past successes and his ability to secure future opportunities for the Company.

Composition of the Compensation Committee

The three directors who were members of the Compensation Committee during 2004 were Mr. Stanley E. McDougall, Ms. M. Patty Chakour and, until his resignation in November, 2004, Mr. James Bonfiglio. These directors, none of whom were officers of the Company, were also members of the Audit Committee.

Submitted by the Compensation Committee

Indebtedness of Directors, Executive Officers and Senior Officers

Since January 1, 2004 no director, executive officer or senior officer of the Company has been indebted to the Company, except for routine indebtedness.

Compensation of Directors

The Company generally compensates outside directors through the grant of options. In 2004 the Company granted 25,000 options exercisable for 5 years at the exercise price of $1.88 U.S. to Mr. James Bonfiglio 2004, to Mr. Stanley E. McDougall and to Ms. M. Patty Chakour. There were no other arrangements for payments, and no other compensation was paid in 2004, by the Company to any outside director.

Performance Graph

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years on the Common Shares of the Company (assuming a $100 investment was made on December 31, 1999) with the cumulative total return of the Nasdaq U.S. & Foreign Index and an index of two peer companies selected by the Company, assuming reinvestment of dividends where applicable.  The peer company index consists of audio enhancement companies SRS Labs, Inc. and Spatializer Audio Laboratories, Inc.  This peer group index is subject to change from time to time as the Company or its competitors change their focus or undergo other significant changes, or as new competitors emerge.

	1999	2000	2001	2002	2003	2004
QSound Labs, Inc.	100.00	26.9	8.38	21.32	21.07	106.47
Industry Index	100.00	35.00	74.82	66.53	207.29	139.21
Nasdaq U.S. & Foreign	100.00	60.38	47.62	32.77	49.42	53.78

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular with respect to the election of directors and the approval of options, no director or senior officer of the Company at any time since the beginning of the Company's last financial year, nor any proposed nominee for election as a director of the Company, nor any member beneficially owning shares carrying more than 10 percent of the voting rights attached to the Common Shares of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

OTHER MATTERS

Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual Meeting of Shareholders.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy will be voted on such matter in accordance with the best judgement of the person or persons voting the proxy.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

Dated:    March 24, 2005

“David J. Gallagher”

 President and CEO